                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. __)*

                                  Iteris, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    46564T107
             ------------------------------------------------------
                                 (CUSIP Number)

                                   May 5, 2005
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

                                   Page 1 of 4

             ------------------------------------------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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CUSIP No.           46564T107                                 Page 2 of 4 Pages
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lloyd I. Miller, III                                        ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)      |_|
                                                                    (b)      |_|
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                                   5    SOLE VOTING POWER
                                        1,032,151
                                   ---------------------------------------------
           NUMBER OF               6    SHARED VOTING POWER
            SHARES                      545,831
         BENEFICIALLY              ---------------------------------------------
           OWNED BY                7    SOLE DISPOSITIVE POWER
             EACH                       1,032,151
           REPORTING               ---------------------------------------------
            PERSON                 8    SHARED DISPOSITIVE POWER
             WITH                       545,831
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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,577,982
         * The shares reported herein consist of (i) 16,375 shares of common stock; (ii) $5,180,000.00 face amount of 6% Convertible Debentures due May 18, 2009 convertible into common stock with a conversion price of $3.61 per share and (iii) 126,704 warrants to purchase common stock at an exercise price of either $3.86 per share or $4.03 per share.
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.3%
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   12    TYPE OF REPORTING PERSON
--------------------------------------------------------------------------------
         IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** See Item 4.
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Item 1(a).    Name of Issuer:                                   Iteris, Inc.

Item 1(b).    Address of Issuers's Principal Executive Offices:
                                                    1515 South Manchester Avenue
                                                    Anaheim, California 92802

Item 2(a).    Name of Person Filing:                Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:
                                             4550 Gordon Drive, Naples, Florida
                                             34102

Item 2(c).    Citizenship:                   U.S.A.

Item 2(d).    Title of Class of Securities:  Common Stock

Item 2(e).    CUSIP Number:                  46564T107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has shared dispositive and voting power with respect to 545,831 shares of the reported securities as an investment advisor to the trustee of certain family trusts. The reporting person has sole dispositive and voting power with respect to 1,032,151 of the reported securities as (i) a manager of a limited liability company that is the general partner of certain limited partnerships and (ii) as an individual. Of the 1,577,982 reported securities herein, such amount takes into account the conversion into common stock of 6% Convertible Debentures due May 18, 2009 issued by the Issuer pursuant to that certain Debenture and Warrant Purchase Agreement dated May 19, 2004 (the "Debenture and Warrant Purchase Agreement") and certain warrants to purchase common stock with an expiration date of May 18, 2009 issued pursuant to the Debenture and Warrant Purchase Agreement. The reporting person beneficially owns (i) $5,180,000.00 face amount of 6% Convertible Debentures due May 18, 2009 issued pursuant to the Debenture and Warrant Purchase Agreement and (ii) rights to purchase 126,704 of the Issuer's common stock pursuant to certain warrants that were issued in connection with the Debenture and Warrant Purchase Agreement.

             (a)  1,577,982

             (b)  5.3%

             (c)   (i) sole voting power:   1,032,151

                   (ii) shared voting power: 545,831

                   (iii) sole dispositive power: 1,032,151

                   (iv) shared dispositive power: 545,831

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

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Item 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable

Item 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable

Item 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





     Dated:  May 20, 2005                            /s/ Lloyd I. Miller, III
                                                     ------------------------
                                                         Lloyd I. Miller, III